UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

AMENDMENT NO. 1
TO
SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

______________________

Compañía de Telecomunicaciones de Chile S.A.
(Name of Subject Company)

______________________

Compañía de Telecomunicaciones de Chile S.A.
Emilio Gilolmo López
Narcís Serra Serra
Andrés Concha Rodriguez
Fernando Bustamante Huerta
Hernán Cheyre Valenzuela
Carlos Díaz Vergara
Patricio Rojas Ramos
Benjamín Holmes Bierwirth
Marco Colodro Hadjes

(Name of Person(s) Filing Statement)
______________________

Series A Common Stock, no par value
Series B Common Stock, no par value
and
American Depositary Shares, Each Representing Four Series A Shares
(Title of Class of Securities)

American Depositary Shares (204449300)
(CUSIP Number of Class of Securities)

Cristian Aninat Salas
General Counsel
Compañía de Telecomunicaciones de Chile S.A.
Avenida Providencia 111
Santiago, Chile

(562) 691-2020

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Nicholas A. Kronfeld
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (the "Amendment No. 1"), filed with the Securities and Exchange Commission ("SEC") on October 27, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on September 30, 2008 (as amended from time to time, the "Schedule 14D-9") by Compañía de Telecomunicaciones de Chile S.A., a publicly traded stock corporation organized and existing under the laws of the Republic of Chile (the "Company").  The Schedule 14D-9 relates to the tender offer by Inversiones Telefónica Internacional Holding Limitada ("Purchaser"), a limited liability company (sociedad de responsabilidad limitada) organized and existing under the laws of the Republic of Chile and an indirect wholly-owned subsidiary of Telefónica, S.A. ("Telefónica" and, together with Purchaser, the "Bidders"), a publicly held stock corporation organized and existing under the laws of the Kingdom of Spain with its corporate seat located in Madrid, to purchase all of the Company’s outstanding shares of Series A Share of Common Stock at 1,100 Chilean pesos per Series A Share, Series B Share of Common Stock at 990 Chilean pesos per Series B Share and American Depository Share at 4,400 Chilean pesos per American Depository Share, other than any such securities currently owned by Telefónica Internacional Chile S.A. (the parent company of Purchaser and an indirect wholly-owned subsidiary of Telefónica), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser’s offer to purchase, dated as of September 17, 2008, as amended and supplemented by the Supplement to the Offer to Purchase dated October 21, 2008 and as may be further amended and supplemented from time to time, and the related letter of transmittal attached as exhibits to the Tender Offer Statement and Rule 13e−3 Transaction Statement on Schedule TO filed by the Bidders on September 17, 2008, as amended by Amendment No. 1 filed on September 17, 2008, Amendment No. 2 filed on September 19, 2008, Amendment No. 3 filed on September 22, 2008, Amendment No. 4 filed on September 24, 2008, Amendment No. 5 filed on October 1, 2008, Amendment No. 6 filed on October 6, 2008, Amendment No. 7 filed on October 14, 2008 and Amendment No. 8 filed on October 22, 2008.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 2.  Identity and Background of Filing Person.

The second and third paragraphs of Item 2 of the Schedule 14D-9 are hereby amended and restated in their entirety as follows:

“This Schedule relates to the tender offer by Inversiones Telefónica Internacional Holding Limitada ("Purchaser"), a limited liability company (sociedad de responsabilidad limitada) organized and existing under the laws of the Republic of Chile and an indirect wholly-owned subsidiary of Telefónica, S.A. ("Telefónica" and, together with Purchaser, the "Bidders"), a publicly held stock corporation organized and existing under the laws of the Kingdom of Spain with its corporate seat located in Madrid, to purchase (1) any and all outstanding Shares, other than Shares currently owned by Telefónica Internacional Chile S.A. (the parent company of Purchaser and an indirect wholly-owned subsidiary of Telefónica, hereinafter "TICSA"), from all holders of Shares resident in the United States ("U.S. Holders”) and (2) any and all outstanding ADSs (such offer, the “U.S. Offer") at a purchase price of 4,400 Chilean pesos per ADS, 1,100 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share, net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, upon the terms and subject to the conditions set forth in the Purchaser’s offer to purchase, dated as of September 17, 2008, (as amended and supplemented by the Supplement to the Offer to Purchase dated October 21, 2008 and as may be further amended and supplemented from time to time, the "Offer to Purchase"), and the related letters of transmittal attached as exhibits to the Tender Offer Statement and Rule 13e−3 Transaction Statement on Schedule TO filed by the Bidders on September 17, 2008, as amended by Amendment No. 1 filed on September 17, 2008, Amendment No. 2 filed on September 19, 2008, Amendment No. 3 filed on September 22, 2008, Amendment No. 4 filed on September 24, 2008, Amendment No. 5 filed on October 1, 2008, Amendment No. 6 filed on October 6, 2008, Amendment No. 7 filed on October 14, 2008 and Amendment No. 8 filed on October 22, 2008 (as amended or supplemented from time to time, the "Schedule TO").  The purchase price will be, in each case, payable in United States dollars, with the dollar amount thereof being determined by the daily average dollar-to-peso exchange rate at which commercial banks conduct authorized transactions in Chile as determined by the Central Bank of Chile and published in the Official Gazette in Chile on the expiration date of the U.S. Offer.  Through a concurrent offer in Chile, the Purchaser is offering to purchase any and all of the outstanding Shares, other than Shares currently owned by TICSA, including Shares held by U.S. Holders (such concurrent offer, together with the U.S. Offer, the "Offer")

On September 11, 2008, the Bidders announced their intention to make the Offer and on September 17, 2008, the Bidders made the Offer to Purchase to our shareholders and filed the Offer to Purchase with the Securities and Exchange Commission.  The Offer was amended by the Bidders to increase the offer prices from 1,000 Chilean pesos per Series A Share and 900 Chilean pesos per Series B Share to 1,100 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share, respectively, and from 4,000 Chilean pesos per ADS to 4,400 Chilean pesos per ADS.  In addition, the expiration date of the Offer has been extended to 11:00 p.m., New York City time, on October 30, 2008 from the original expiration date of 11:00 p.m., New York City time, on October 16, 2008.

Item 4.  The Solicitation or Recommendation.

The first and second paragraphs of Item 4 of the Schedule 14D-9 are hereby amended and restated in their entirety as follows:

“Recommendation of the Company Board

Pursuant to Chilean law, each individual member of the Board must express in writing its reasoned opinion as to whether the Offer could be in the interest of the Company’s shareholders.  Each member of the Board and two of the Company’s alternate directors, who are not obligated by Chilean law to provide such a reasoned opinion, Carlos Díaz Vergara and Benjamín Holmes Bierwirth, each acting in his individual capacity, has expressed in writing his reasoned opinion that the Offer is "fair" or "reasonable" and has recommended that the Company’s unaffiliated shareholders accept the Offer and tender their respective Shares and ADSs, as applicable, into the Offer.  The factors and reasons considered by each member of the Board, Carlos Díaz Vergara and Benjamín Holmes Bierwirth are described in their respective opinions dated September 24, 2008, as supplemented by their respective letters dated October 24, 2008.  English translations of such opinions and such supplemental letters are attached to this Schedule as Exhibits (a)(1) and (a)(2), respectively.

The Company has been informed by the Superintendencia de Valores y Seguros that Chilean law only contemplates the delivery by each member of the Board of the individual reasoned opinion referred to above and does not contemplate a recommendation of the Board, acting as such, that the shareholders accept or reject the Offer.  The Board, acting as such, therefor has not expressed an opinion and remains neutral with respect to the Offer.”

Item 9.  Exhibits.

Item 9 of the Schedule 14D−9 is hereby amended and supplemented by adding the following text thereto:

“(a)(2) English translations of the supplemental opinions delivered by each member of the Board.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     October 27, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/s/ Isabel Margarita Bravo C.
	Name:	Isabel Margarita Bravo C.
	Title:	Financial Director

/s/ Emilio Gilolmo López
Name:	Emilio Gilolmo López
Title:	Director

/s/ Narcís Serra Serra
Name:	Narcís Serra Serra
Title:	Director

/s/ Andrés Concha Rodriguez
Name:	Andrés Concha Rodriguez
Title:	Director

/s/ Fernando Bustamante Huerta
Name:	Fernando Bustamante Huerta
Title:	Director

/s/ Hernán Cheyre Valenzuela
Name:	Hernán Cheyre Valenzuela
Title:	Director

/s/ Carlos Díaz Vergara
Name:	Carlos Díaz Vergara
Title:	Alternate Director

/s/ Patricio Rojas Ramos
Name:	Patricio Rojas Ramos
Title:	Director

/s/ Benjamín Holmes Bierwirth
Name:	Benjamín Holmes Bierwirth
Title:	Alternate Director

/s/ Marco Colodro Hadjes
Name:	Marco Colodro Hadjes
Title:	Director